FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2003

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release issued by Compañía de Minas Buenaventura S.A.A. (the "Company") on August 1, 2003, announcing the amendment of the record date for ist cash dividend.

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

ANNOUNCES CHANGE IN RECORD DATE OF CASH DIVIDEND PAYMENT

(Lima, Peru, August 1, 2003) - Compañia de Minas Buenaventura S.A.A. ("Buenaventura") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, announced today that, due to local law requirements, the Record Date for the extraordinary cash dividend announced on July 31, 2003, has been changed to August 19, 2003.

On July 31, 2003, Buenaventura issued a press release announcing that on July 31, 2003, Buenaventura's Board of Directors decided to pay an extraordinary cash dividend of S/.0.5453 per share to be paid on August 25, 2003 to shareholders who purchase shares until August 14, 2003. Buenaventura also announced in that press release that August 21, 2003 would be the Record Date. Buenaventura is now changing the Record Date for this dividend to August 19, 2003.

Buenaventura is Peru's largest precious metals mining company and a major holder of mining rights in Peru. The company focuses on exploration and production through its wholly-owned mines, as well as through participation in joint exploration projects. Buenaventura currently operates three mines in Peru, has controlling interests in two mining companies which own three mines in Peru and has minority interests in several other mining companies in Peru. Buenaventura has a 43.65% ownership interest in Minera Yanacocha S.A., Latin America's largest producer of gold.

Buenaventura is listed on the Lima Stock Exchange and the New York Stock Exchange.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: August 1, 2003